[Letterhead of]
                              PharmaBio Serv, Inc.

                                 March 24, 2006

Securities and Exchange Commission
Washington, DC 20549

Attention: Mr. William H Demarest

             Re: Pharma-Bio Serv, Inc.
                 Form 8-K, Filed March 7, 2006
                 File No. 0-50956
                 -----------------------------

Ladies and Gentlemen:

         Pharma-Bio Serv, Inc. (the "Company"), is filing an amendment on Form 8-K/A to its Form 8-K in response to the questions raised by the Commission in its letter of comments dated March 7, 2006. The responses below are keyed to the comments numbers in the letter of comments.

      1. The first paragraph has been revised to state that Raich Ende Malter & Co. LLP ("Raich Ende") was dismissed on February 6, 2006.

      2. The disclosure in the second paragraph has been revised to state that the audit report of Raich Ende did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles.

      3. Language has been included in the Form 8-K/A to state that Plaza consulted Kevane in connection with the Form 8-K, including the pro forma financial statements included therein, relating to the reverse acquisition.

      4. Raich Ende has reviewed the revised disclosure and the updated Exhibit
16.1 is included as an exhibit.

      The Company hereby confirms that

      o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions, please do not hesitate to contact the undersigned at .

                                               Very truly yours,

                                               /s/Elizabeth Plaza
                                               Elizabeth Plaza, CEO